P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

April 26, 2006	Symbol – TSX & AIM: KGI

#2 Shaft Program Intersects 4.95 ounces (uncut)
over 12 Feet in New Discovery;
First Hole on Kirkland Minerals Main Break Drill Program
Returns 5.75 Ounces Over 1.5 Feet (uncut)

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on exploration activities for two of its programs – the development of reserves and resources from the 2475 level at the #2 Shaft, and the commencement of a major initiative to develop reserves and resources on the Main Break at the former Kirkland Minerals property.

The Company has been continuously drilling from the 2475 level of the #2 Shaft since the last exploration update presented in 2004 (see press release dated March 3, 2004). Since that time an additional 152 drill holes, both definition and exploration drilling, targeting the Main Break as well as other zones that can be mined from the #2 Shaft from this level have been completed.

Further to the east, on the former Kirkland Minerals property, there is a very large exploration target on the Main Break itself which has the potential to host substantial tonnage of mineralization given the historic camp drill success rates. To permit access for drilling, the Company recently completed 3,800 feet of level rehabilitation and excavated a 280 foot cross cut to the south on the 2475 level. This area represents one of the major exploration targets of the three year exploration program (see press release dated October 8, 2003). The first drill hole to test this zone assayed 5.75 ounces of gold per ton (opt, uncut) over a core length of 1.5 feet. To date, a total of 13 drill holes have been completed on this program. The program is projected to continue for the remainder of the year.

“With the establishment of three new drill bays underground on the Kirkland Minerals property, from which, in addition to the Main Break, targets to the north and south will be drilled, we now have underground access across two miles or 32% of the combined property position.” said Stewart Carmichael, Chief Exploration Geologist. “To continue opening up access further east to the Lake Shore property, the Company will be reviewing the re-commissioning of the 3,950 foot deep, large diameter, #5 Shaft, which would enable the Company to hoist any ore that is developed on the Kirkland Minerals property.“

Highlights of the current results:

  Drill Hole 24-305 intersected two new vein systems including 0.75 opt over 24.5 feet of core (uncut, 0.71 opt cut ) and 1.22 opt over 17.5 feet of core. The latter intersection, though at a poor intersection angle, is significant as it may represent a new intersection of the Main Break located 300 feet west and 230 feet above the historical defined limit for mineralization on the Main Break, or a wide new hanging wall zone.

  Initial drilling to test the Main Break has returned encouraging results. Drill hole 24-361 assayed 5.75 opt over 1.5 feet of core (uncut or 3.50 opt cut) and is located 50 feet below the level. Drill hole 24-405 assayed 0.91 opt over 2.0 feet of core and is located 290 feet above the 2475 level. Subsidiary mineralization has been intersected both in the hanging wall and footwall to the Main Break. A strong footwall break has been intersected 90 feet north of the Main Break and represents a new exploration target.

  Drill hole 24-264PFHB intersected a hanging wall vein mineralized with considerable visible gold. The vein is located 600 feet west and 350 feet above the previously defined limit of mineralization at the #2 Shaft. This is 2,000 feet horizontally from the closest existing mining at this level. The sample was taken for display purposes and the 3.50 opt (cut) grade over 1.0 feet core length was applied.

  2,800 feet rehab work on the 2475 level from the #2 Shaft to the former Kirkland Minerals property has been completed. A 460 foot cross cut to the south has been completed and two drill bays have been excavated to facilitate exploration drilling to test the Main Break, hanging wall veins and areas to the south.

  Closer to the #2 Shaft area, drilling to test hanging wall veins has been in progress since initial results were reported on the spring of 2004 (see press release dated March 3, 2004). Drilling has concentrated on expanding known mineralized areas to bring in resources, however, new veins both above and below the level, and along strike have been intersected as well. Results include uncut intersections of 15.36 opt over 1 foot of core length, 22.32 opt over 2 feet of core length (within 4.95 oz/t over 12 feet), and 16.25 opt over 2.2 of core length.

  Also important, mineralization has been expanded both above and west of the previously defined, historical plunge for the Kirkland Lake camp, in areas that were previously thought (by earlier operators, and originally by the Company) to be barren. Intersections such as that in drill hole 24-264PFHB, where the sample was taken for display purposes due to considerable visible gold, validates the recommendations of the Company’s consultants in 2003 (see press release of Oct.8, 2003).

A complete listing of results and diagrams referred to in this release may be viewed at the Company’s website, www.klgold.com and will provide context to the above statements.

Figure #1 is a longitudinal section of the Main Break depicting new intersections outside of the historical plunge for the Kirkland Lake camp. (see figure 1).

Figure #2 is cross section depicting the location of hanging wall mineralization with respect to the Main Break. (see figure 2).

The following table summarizes the latest drilling program results using Imperial values:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
HF-01-04 (Surface Paste Hole)	New HW New HW	3,178.5 3,479.0	3,179.5 3,480.0	-89	075	5.91/1.0’ CL = TW?, VG, Uncut 3.50/1.0’ CL = TW?, Cut 0.56/1.0’ CL = TW?
24-264PFB Paste Hole)	New HW	249.0	250.0	-60.5	194.5	3.50/1.0’ CL = TW?, VG++*
24-337	2432.23 2430.23 2430.23B (new) 2429.23	61.6 178.5 222.2 249.1	62.6 179.6 223.2 250.6	+24	105	0.20/1.0’ CL = 0.7’ TW 0.21/1.0’ CL = 1.0’ TW 3.59/1.0’ CL = 0.6’ TW 3.50/1.0’ CL = 0.6’ TW, Cut 4.34/1.5’ CL = 0.9’ TW, Uncut 3.50/1.5’ CL = 0.9’ TW, Cut, VG
24-252	#2 Shaft New HW	117.0	118.0	+23	203	15.36/1.0’ CL = TW?, VG, Uncut 3.50/1.0’ CL = TW?, VG, Cut
24-235	#2 Shaft New HW	93.2	94.2	0	135	5.32/1.0’ CL = TW?, VG, Uncut 3.50/1.0’ CL = TW?, VG, Cut
24-164	#2 Shaft New HW	210.5	212.7	0	027	1.29/2.2’ CL = TW?, VG
24-168	#2 Shaft New HW incl.	324.5 324.5	331.0 325.5	-4	346	0.65/6.5’ CL = TW? 2.31/1.0’ CL, VG
24-305	C-Vein 2421.23 Vein ? (New) incl. and New Vein (Main Break?) Incl.	132.5 185.5 185.5 208.0 250.0 264.5	133.5 210.0 186.9 210.0 267.5 267.5	+64	267	0.09/1.0’ CL = 0.8’ TW 0.75/24.5’ CL = TW?, Uncut 0.71/24.5’ CL = TW?, Cut 3.59/1.4’ CL = TW?, VG 3.92/2.0’ CL = TW?, VG 1.22/17.5’ CL = TW? 3.48/3.0’ CL = TW?, VG
24-1310	C-Vein 2421.23 Vein (New) Incl.	110.2 142.0 142.0	112.8 154.0 144.0	+70	043.5	3.03/2.6’ CL = 2.4’ TW, VG 4.95/12.0’ CL = 8.8’ TW, Uncut 1.81/12.0’ CL = 8.8’ TW, Cut 22.32/2.0’ CL = 1.5’ TW, VG
24-219	C-Vein New HW	81.0 90.5	82.0 92.5	+34	199	6.35/1.0’ CL = 0.8’ TW, Uncut 3.50/1.0’ CL = 0.8’ Cut, VG 0.54/2.5’ CL = TW?, VG
24-221	C- Vein 2421.32 New HW Incl.	91.4 110.9 175.2 175.2	92.4 113.9 177.6 176.6	+49	095	2.21/1.0’ CL = 0.9’ TW, VG 0.22/3.0’ CL = 2.0’ TW 4.39/2.4’ CL = TW?, Uncut 2.81/2.4’ CL = TW?, Cut 6.20/1.4’ CL = TW?, VG

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
24-1311	C-Vein Incl.	67.6 67.6	71.9 68.6	+48	156.5	2.34/4.3’ CL = 2.1’ TW, Uncut 1.18/4.3’ CL = 2.1’ TW, Cut 8.50/1.0’ CL = 0.5’ TW, VG
24-230	New HW New HW 2430.23 Vein 2429.23 Vein	65.0 97.2 106.8 174.3	66.0 98.2 109.7 176.5	+27	208	0.30/1.0’ CL = TW?, VG 1.85/1.0’ CL = TW?, VG 0.86/2.9’ CL = 1.6’ TW 16.25/2.2’ CL = 1.3’ TW, Uncut 3.50/2.2’ CL = 1.3’ TW, Cut, VG
24-227	2430.23 Vein incl.	102.3 103.3	105.3 104.3	+31	197	5.76/3.0’ CL = 1.8’ TW, Uncut 1.42/3.0’ CL = 1.8’ TW, Cut 16.52/1.0’ TW = 0.6’ TW, VG
24-1314	2421.23 Vein (new) Incl.	143.7 144.7	145.7 145.7	+60	247	2.52/2.0’ CL = 0.7’ TW, Uncut 1.91/2.0’ CL = 0.7’ TW, Cut 4.72/1.0’ CL = 0.3’ TW, VG
24-224	2430.23 Vein	101.1	102.1	+30	172	5.10/1.0’ CL = 0.4’ TW, Uncut 3.50/1.0’ CL = 0.4’ TW, Cut. VG
24-232	2430.23 Vein New HW 2429.23 Vein	82.9 101.2 154.2	85.9 102.2 155.6	+40	217	0.52/3.0’ CL = 2.1’ TW, VG 0.86/1.0’ CL = TW?, VG 4.45/1.4’ CL = 1.0’ TW, Uncut 3.50/1.4’ CL = 1.0’ TW, Cut, VG
24-361	Main Break HW Main Break	245.6 260.0	247.1 261.5	-9	347	0.46/1.5’ CL = 1.4’ TW 5.75/1.5’ CL = 1.4’ TW, Uncut 3.50/1.5’ CL = 1.4’ TW, Cut. VG
24-405	Main Break	440.0	442.0	+37	9	0.91/2.0’ CL = 1.1’ TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 oz/ton
HW = Hanging wall Vein
* Sample taken for display purposes, cut assay applied to interval.

The following table summarizes the latest drilling program results using Metric values:

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
HF-01-04 (Surface Paste Hole)	New HW New HW	969.1 1,060.7	969.4 1,061.0	-89	075	202.6/0.3m CL = TW?, VG, Uncut 120.0/0.3m CL = TW?, Cut 19.2/0.3m CL = TW?
24-264PFB Paste Hole)	New HW	75.9	76.2	-60.5	194.5	120.0/0.3m CL = TW?, VG++*

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
24-337	2432.23 2430.23 2430.23B (new) 2429.23	18.8 54.4 67.7 249.1	19.1 54.8 68.0 250.6	+24	105	6.9/0.3m CL = 0.2m TW 7.2/0.3m CL = 0.3m TW 123.1/0.3m CL = 0.2m TW 120.0/0.3m CL = 0.2m TW, Cut 148.8/0.5m CL = 0.3m TW, Uncut 120.0/0.5m CL = 0.3m TW, Cut
24-252	#2 Shaft New HW	35.7	36.0	+23	203	526.6/0.3m CL = TW?, VG, Uncut 120.0/0.3m CL = TW?, VG, Cut
24-235	#2 Shaft New HW	28.4	28.7	0	135	182.4/0.3m CL = TW?, VG, Uncut 120.0/0.3m CL = TW?, VG, Cut
24-164	#2 Shaft New HW	64.2	64.8	0	027	44.2/0.6m CL = TW?, VG
24-168	#2 Shaft New HW incl.	98.9 98.9	100.9 99.2	-4	346	22.3/2.0m CL = TW? 79.2/0.3m CL, = TW? VG
24-305	C-Vein 2421.23 Vein (New) incl. and New Vein (Main Break?) Incl.	40.4 56.6 56.6 63.4 76.2 80.6	40.7 64.0 57.0 64.0 81.6 81.6	+64	267	3.1/0.3m CL = 0.2m TW 25.7/7.4m CL = TW?, Uncut 24.3/7.4m CL = TW?, Cut 123.1/0.4m CL = TW?, VG 134.4/0.6m CL = TW?, VG 41.8/5.4m CL = TW? 119.3/1.0m CL = TW?, VG
24-1310	C-Vein 2421.23 Vein (New) Incl.	33.6 43.3 43.3	34.4 47.0 43.9	+70	043.5	103.9/0.8m CL = 0.7m TW, VG 169.7/3.7m CL = 2.7m TW, Uncut 62.1/3.7m CL = 2.7m TW, Cut 765.3/0.6m CL = 0.5m TW, VG
24-219	C-Vein New HW	24.7 27.6	25.0 28.2	+34	199	217.7/0.3m CL = 0.2m TW, Uncut 120.0/0.3m CL = 0.2m Cut, VG 18.5/0.6m CL = TW?, VG
24-221	C- Vein New HW Incl.	27.9 33.8 53.4 53.4	28.2 34.7 54.1 53.8	+49	095	75.8/0.3m CL = 0.3m TW, VG 7.54/0.9m CL = 0.6m TW 150.5/0.7m CL = TW?, Uncut 96.3/0.7m CL = TW?, Cut 212.6/0.4m CL = TW?, VG
24-1311	C-Vein Incl.	20.6 20.6	21.9 20.9	+48	156.5	80.2/1.3m CL = 0.6m TW, Uncut 40.5/1.3m CL = 0.6m TW, Cut 291.4/0.3m CL = 0.2m TW, VG
24-230	New HW New HW 2430.23 Vein 2429.23 Vein	19.8 29.6 32.6 53.1	20.1 29.9 33.4 53.8	+27	208	10.30/0.3m CL = TW?, VG 63.4/0.3m CL = TW?, VG 29.5/0.8m CL = 0.5m TW 557.0/0.7m CL = 0.4m TW, Uncut 120.0/0.7m CL = 0.4m TW, Cut, VG

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
24-227	2430.23 Vein incl.	31.2 31.5	32.1 31.8	+31	197	197.5/0.9m CL = 0.5m TW, Uncut 48.7/0.9m CL = 0.5m TW, Cut 566.4/0.3m TW = 0.2m TW, VG
24-1314	2421.23 Vein (new) Incl.	43.8 44.1	44.4 44.4	+60	247	86.4/0.6m CL = 0.2m TW, Uncut 65.5/0.6m CL = 0.2m TW, Cut 161.8/0.3m CL = 0.1m TW, VG
24-224	2430.23 Vein	30.8	31.1	+30	172	174.9/0.3m CL = 0.1m TW, Uncut 120.0/0.3m CL=0.1m TW, Cut VG
24-232	2430.23 Vein New HW 2429.23 Vein	25.3 30.9 47.0	26.2 31.2 47.4	+40	217	17.8/0.9m CL = 0.6m TW, VG 29.5/0.3m CL = TW?, VG 152.3/0.4m CL = 0.3m TW, Uncut 120.0/0.4m CL = 0.3mTW,Cut VG
24-361	Main Break HW Main Break	74.9 79.3	75.3 79.7	-9	347	15.8/0.4m CL = 0.4m TW 197.1/0.4m CL = 0.4m TW, Uncut 120.0/0.4m CL=0.4m TW, Cut VG
24-405	Main Break	134.1	134.8	+37	9	31.2/0.7m CL = 0.3m TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 120 grams/tonne
HW = Hangingwall Vein
* Sample taken for display purposes, cut assay applied to interval.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(Hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve report prepared by Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated September 9. 2005. All of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1

No. 3 SHAFT
No. 2 SHAFT
Former Kirkland Minerals
Section Line
New Plunge
New Plunge
24-305 0.71/24.5' HW 1.22/17.5'CL MAIN BREAK ?
24-1310 3.03/2.6'CL 4.95/12.0' HW
24-252 15.36/1.0'CL HW
24-168 0.65/6.5'CL HW
24-164 1.29/2.2'CL HW
24-230 16.25/2.2'CL HW
24-405 0.91/2.0'CL MAIN BREAK
24-168 0.65/6.5'CL HW
2475 L
3000 L
24-381 5.75/1.5' HW MAIN BREAK
3400 L
Unexplored
HF01-04 5.91/1.0'CL HW
24-235 5.32/1.0'CL HW
24-224 5.10/1.0 CL HW
3800 L
4500 L
Unexplored
Unexplored
Amikougami Fault
Approximately 2000 Feet

DDH PIERCE POINT (NOT ALL SHOWN)

UNEXPLORED AREAS

MAIN ORE-BEARING ZONES

HW HANGING WALL VEIN

LONGITUDINAL SECTION LOOKING NORTHWEST SHOWING THE MAIN BREAK/ '04 BREAK ORE ZONE WITH LATEST 2475 LEVEL INTERSECTIONS KIRKLAND LAKE GOLD INC.

FIGURE 1
APRIL 26, 2006

FIGURE 2

100N
0S
100S
24-305
24-305
1.22oz/17.5' CL
MAIN BREAK
VEINING (?)
24-305
0.75oz/24.5' CL
JUNCTION OF
AND MAIN BREAK?
24-1310
4.95oz/12.0' CL
24-1314
2.52oz/2.0' CL
24-1310
3.03oz/2.6' CL
-2300 EL
-2300 EL
24-1310
24-221
MAIN BREAK
24-1314
24-221
4.39oz/2.4' CL
(NEW)
2421.23 VEIN
24-305
0.09oz/1.0' CL
24-221
0.22oz/3.0' CL
24-1311
-2400 EL
-2400 EL
24-221
2.21oz/1.0' CL
24-1311
2.34oz/4.3' CL
Horizontal Distance between 24-1310 and 24-1314 is 105' on the C Vein and 128' on the 2421.23 Vein.
C VEIN
2475 LEVEL
-2500 EL
-2500 EL
0S
100S
SCALE: 100 FT

LEGEND

- LEVEL DEVELOPMENT
- RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH
- ALL ASSAYS IN OZ/TON OVER CORE LENGTH (CL) UNLESS OTHERWISE STATED
- ZONE OR VEIN
- DIAMOND DRILL HOLE

COMPOSITE SECTION VIEW AT 22+00 E LOOKING EAST SHOWING RECENT DRILLING AND NEW DISCOVERIES ON THE MAIN BREAK AND HANGING WALL VEINS, #2 SHAFT AREA KIRKLAND LAKE GOLD INC,

FIGURE 2
APRIL 26, 2006